EXHIBIT 99.4
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                              SINOVAC BIOTECH LTD.
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      ISSUES CORPORATE UPDATE INCLUDING VACCINE DEVELOPMENT, FINANCING AND
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                                 GROWTH STRATEGY
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BEIJING,  August 30, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the  Company")
(NASD OTC-BB: SNVBF) updates today on many aspects of the Company's business activities - past, present, and future.

VACCINES
--------

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China in September 2004 and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.

Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS. The Company has also started development for a vaccine targeting avian flu.

SARS Vaccine
------------

November 2003 - Sinovac announced its breakthrough in the creation of a SARS vaccine and subsequent plans to commence clinical trials for the vaccine upon the approval by the SFDA (Chinese FDA). Animal tests on safety, efficacy and immunology were completed successfully. Tests of the vaccine on monkeys showed it was effective in fighting against SARS infection with no serious side effects after the animals were exposed to the virus.

January 2004 - Sinovac received approval from the SFDA (Chinese FDA) to commence clinical trials for its SARS vaccine. Sinovac jointly worked with China CDC (Center of Disease Control) and the China Medical Academic College towards the SARS vaccine. Clinical protocols for the testing of Sinovac's potential SARS vaccine were developed in accordance with stringent newly established worldwide protocols for the conduct of SARS vaccine clinical trials. The protocols were developed with the cooperation of the Chinese FDA (SFDA) and world health authorities.

February 2004 - Sinovac received authorization from the SFDA to select the China-Japan Friendship Hospital in Beijing as the location to conduct the clinical trial. Professor Lin Jiangtao, head of the respiratory Medical Department of the China-Japan Friendship Hospital was chosen as the chairperson of the trial. Volunteers were screened by the China-Japan Friendship Hospital for the Phase I clinical test. Sinovac became the only institute to be approved by the State Drug Administration to conduct clinical trials of a SARS vaccine.

April 2004 - The Chinese National Institute for The Control of Pharmaceutical and Biological Products (NICPBP) issued the testing report for Sinovac's potential SARS vaccine that stated it had passed all required testing conducted by the Chinese State. The inactivated SARS vaccines and control vaccines are produced by Sinovac based on "Production and Testing Disciplines" and Quality Standards filed with the Chinese State Food and Drug Administration.

May 2004 - Phase I human clinical trials of SARS vaccine commenced with the first four subjects being injected with the vaccine on Saturday May 22, 2004. Throughout the months of June, July and August the clinical trials have continued to go well as more subjects have been injected with low-dosage vaccine, placebo, or high-dosage vaccine. Each of the 36 subjects receives 2 injections, 28 days apart, of either the vaccine or the placebo and will be observed for 210 days at which time Phase I will be complete.




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August 2004 - All 36 subjects of the Phase I human clinical  trials for its SARS vaccine have now been vaccinated with either SARS vaccine or placebo. According to Professor Lin Jiangtao, head of the respiratory Medical Department with the China-Japan Friendship Hospital in Beijing, who chairs the trial, the first group of 18 who have been inoculated with low-dosage SARS vaccine and the second group of 18 who have been inoculated with high dosage vaccine have not experienced any adverse reaction and are all in good health condition.

December 2004 - Phase I clinical trials will be complete. During and after the Phase I trial, analysis will be conducted. The summary report of the initial 56-day observation period will be sent to the SFDA for its review and the full 210-day report will be completed in early 2005. The first phase of human testing determines if the vaccine is safe for the human body. If the vaccine receives SFDA approval, then it will proceed into the Phase II clinical trial, which would include participants from a wider demographic range.

Hepatitis A - Healive(TM)
-------------------------

Sinovac is currently experiencing strong sales growth of its Hepatitis A vaccine, Healive(TM). Management of Sinovac is currently projecting domestic Chinese sales of approximately US $8.5 million for the current year ending 31st December 2004 - an increase of about three times 2003 sales.

Hepatitis A&B Combined - Bilive(TM)
-----------------------------------

Management expects to receive final approval of its combined Hepatitis A&B, Bilive(TM) vaccine by the Chinese FDA in September, and expects to commence sales of this product by October 2004. SFDA review of all documentation relating to Bilive(TM) is complete. The very final part of this approval process is the domestic pricing of the product and that is expected to receive SFDA clearance at about US $7 to 8 per dose. Management of Sinovac is currently projecting domestic Chinese sales of approximately US $1.5 million for the current year ending 31st December 2004.

Split Flu
---------

Sinovac completed clinical trials of it split flu vaccine in early 2004. Management expects to receive final approval of it Split Flu vaccine by the Chinese FDA in 2005 after the split flu production line is built. 500,000 doses are planned to be sold in 2005 after the completion of the production line and 2 million doses are planned for the following year. After these initial production levels, production is expected to increase rapidly to meet the escalating demand of the Chinese population.

Avian Flu (Bird Flu)
--------------------

Sinovac initiated the Inactivated New Human Influenza (H5N1) Vaccine Research and Development Project in March 2004. Sinovac is working jointly with the Center for Disease Control of China. The research protocol has already been completed and Sinovac has started working towards a vaccine.

Future Vaccine Development
--------------------------

Sinovac is currently evaluating other vaccine development opportunities that could offer similar growth potential as the Company's existing product pipeline.

ACQUISITIONS
------------

January 2004 - Sinovac completed the acquisition of Tangshan Yian Biological Engineering Co. Ltd. Tangshan Yian operates in the city of Tangshan in China, as a research and development company specializing in the R & D of various vaccines including flu, and Hepatitis vaccines. The R & D operations of Tangshan Yian complement Sinovac's other operations in new and updated vaccines to the domestic Chinese and international markets.

Sinovac is actively looking for and evaluating potential synergistic acquisition targets both in China and internationally. The rationale behind any such acquisition would be to dramatically increase corporate revenues in the short-term, and to leverage the acquisitions' existing market share to allow




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faster  penetration  of Sinovac's  current  vaccines.  Careful  planning and due diligence would be conducted before any such acquisition would be completed.

GOVERNMENT FUNDING - RESEARCH AND DEVELOPMENT
---------------------------------------------

To date, Sinovac has received a more than $US 2.2 million in research funding from the Chinese state government for its inactivated SARS vaccine development program. It is expected that funding of Sinovac's SARS vaccine development program will continue to be supported by the Chinese government. Management of Sinovac believes that because of its low-cost advantage in China, this amount funds significantly more R & D than the same research budget in the United States.

FINANCING
---------

Sinovac closed a private placement offering in February 2004. The private placement was oversubscribed and Sinovac raised total proceeds of US$4,750,000. Each unit of the placement consisted of one share of common stock of Sinovac, one share purchase warrant to purchase one additional share of common stock of Sinovac at US$1.50 per share, and one piggyback warrant to purchase one additional share of common stock of Sinovac at US$3.00 per share until November 14, 2005 only if the holder thereof exercises the share purchase warrant.

The proceeds of the private placement are being used for clinical trials of Sinovac's proprietary inactivated SARS vaccine, marketing of the Hepatitis A and Hepatitis A&B combined vaccines, and construction of state-of-the-art production facilities for the flu vaccine project.

If the warrants from this financing are fully exercised they would add a further $18,774,000 to the treasury of Sinovac.

INSTITUTIONAL FINANCING
-----------------------

It is Sinovac's intention to raise further financing primarily from the institutional investment community, and also to engage in an investment banking relationship to assist the Company with financing its growth. It is further anticipated that such an investment bank would assist Sinovac in evaluating potential Merger & Acquisition targets and in financing those that offered the most synergy and made the most strategic sense.

AMEX LISTING
------------

Sinovac's application for listing on the American Stock Exchange (AMEX) is currently under review. Sinovac management believes that the Company meets both the quantitative and qualitative criteria required for listing.

Sinovac currently has shareholders' equity of approximately US $ 10 million. At a $3.40 share price, the Company has a $119 million market capitalization. As of August 2004, Sinovac has over 4,100 shareholders. Finally, the market value of the freely tradable public float is currently about $36 million. Thus, Sinovac management believes that it currently meets the quantitative criteria for listing on the American Stock Exchange.

In further evaluating a company's eligibility for listing on AMEX, the following qualitative factors are also considered: the nature of a company's business, market for its products, reputation of its management, historical record and pattern of growth, financial integrity, demonstrated earnings power, and future outlook. At this time, the Company believes that is had submitted all the relevant documentation to AMEX in order for the exchange to make an assessment of whether Sinovac is eligible for listing. Furthermore, management believes that the Company has demonstrated that it possesses the qualitative criteria that AMEX requires in it listed companies.

If accepted, Sinovac will be among the growing number of biotechnology companies listed on the American Stock Exchange. With a subsequent listing on the AMEX,
Sinovac management feels that the Company would benefit from greater accessibility to institutional investment, better share price stability, greater share liquidity, and increased investor awareness.




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STOCK SPLIT
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The Board of  Directors  has decided  not to move  forward  with the  previously announced stock split. It determined that the proposed forward stock split of the company's shares of common stock on a basis of two new shares for each old share was no longer an advantageous move for the company. This decision was based on several factors, including the fact that Sinovac will benefit from the above mentioned advantages that will be gained by the Company's impending listing on the American Stock Exchange as well as the preference of many institutional investors for stocks that trade above the US $3 level.

DOMESTIC CHINESE MARKET
-----------------------

The Chinese vaccine market is quite unique. It is controlled by the Chinese Centre for Disease Control (China CDC), which serves two functions: as a commercial sales company and as the governmental department in pharmaceutical sector. As a commercial organization, China CDC purchases vaccines from vaccine producers and distributes them inside its own organization. CDC in China consists of many different regional CDCs at different levels of government. Typically, vaccines are ordered by the provincial CDC and then distributed to the local CDC in each city or county, and then to the hospitals. Sinovac has successfully built a sales organization to address this distribution system. To date, the Company has built up a sales team of 36 people who each address the needs of the individual local CDCs around the country.

INTERNATIONAL MARKETS
---------------------

Sinovac is actively developing its international market and collaborating with professional and well-rounded companies in order to accelerate its international marketing strategy. Sinovac has submitted registration documents in nine countries, consisting of Brazil, Indonesia, Mexico, Malaysia, Pakistan, Philippines, Sri Lanka, Thailand, and Vietnam.

"These nine countries represent Sinovac's first foreign applications for its affordable world-class vaccines. These vaccine registration applications represent our initial international markets as we make progress towards sales in 32 targeted countries." stated Sinovac's president, Dr. Wei Dong Yin.

To date, Sinovac has selected two experienced marketing and sales companies to assist in marketing its products in international markets. Innopath International, a Korean company, has extensive international vaccine market experience and a well-organized worldwide sales network. Innopath's management team is assisting Sinovac in developing its international sales. This assistance includes marketing strategy development, registration in some of the targeted countries, and the establishment of distribution channels through Innopath's existing relationships with vaccine distributors in the international market.

Another international sales agent for Sinovac is China National Medicine & Health Products Import/Export Corporation (abbreviated in China as MEHECO). MEHECO has a reputation for nurturing diverse relationships with customers from more than one hundred countries and regions in the world.

ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS." Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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For further  information  please refer to the Company's  filings with the SEC on
EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------

Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.